UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Astra Space, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

04634X202

(CUSIP Number)

Charles M. Guinn, Esq.

Pillsbury Winthrop Shaw Pittman, LLP

1200 Seventeenth Street, NW

Washington, DC 20036

(202) 663-8051

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 18, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Andrei Karkar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS ERAS Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the previously filed statement on Schedule 13D filed by Andrei Karkar and ERAS Capital, LLC with the Securities and Exchange Commission (the “Commission”) on March 14, 2024 (as amended and supplemented to date, the “Schedule 13D”), relating to Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Astra Space, Inc. (the “Issuer”). The Schedule 13D is hereby amended and supplemented to include the information set forth herein. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Merger Closing

On July 18, 2024, pursuant to the 2024 Merger Agreement, 2024 Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving company and as a wholly owned subsidiary of Parent. Upon completion of the Merger, all the outstanding shares of Common Stock (other than Rollover Shares) were automatically canceled and converted into and shall thereafter represent the right to receive the 2024 Merger Consideration. All of the Rollover Shares, including any Rollover Shares held by the Reporting Persons and the Selected Investors, were converted into shares of Parent Series A Preferred Stock. In addition, all Convertible Notes were converted into shares of Parent Series A Preferred Stock and the Warrants were exchanged for warrants to purchase shares of Parent Series A Preferred Stock. As a result, the Reporting Persons no longer beneficially own any shares of Class A Common Stock.

The shares of Class A Common Stock were suspended from trading on the Nasdaq Capital Market (“Nasdaq”) effective as of the opening of trading on July 18, 2024. Nasdaq has filed with the SEC a notification of removal from listing and registration on Form 25 to effect the delisting of all Class A Common Stock from Nasdaq and deregistration of such Class A Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, Class A Common Stock will no longer be listed on Nasdaq.

This description of the consummation of the transactions contemplated by the 2024 Merger Agreement is qualified in its entirety by reference to the full text of the 2024 Merger Agreement, a copy of which was filed as Exhibit 11 to the Schedule 13D and is incorporated by reference into this Item 4. A copy of the joint press release (“Press Release”) issued by the Issuer and Parent on July 18, 2024 announcing the closing of the 2024 Merger is filed as Exhibit 14 to this Amendment, and is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.

The information in Item 5(a), (b) and (e) of the Schedule 13D is hereby amended and restated to read as follows:

(a) The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition is set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

The Reporting Persons disclaim membership in a group with the Selected Investors. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own.

(b) The persons named in response to Item 5(a) above has sole voting power, shared voting power, sole dispositive power, and shared dispositive power with respect to the Class A Common Stock as set forth in Item 5(a).

(e) July 18, 2024.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 of this Amendment under the header “Merger Closing.”

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

14	Press Release, dated July 18, 2024 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K, filed on July 18, 2024).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 19, 2024

Andrei Karkar

By:	/s/ Andrei Karkar
Name:	Andrei Karkar

ERAS Capital, LLC

By:	/s/ Andrei Karkar
Name:	Andrei Karkar
Title:	Chief Executive Officer